April 18, 2008

RECEIVED

2008 APR 30 A 8:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah.
Aytar Cad. No:2
34340 Beşiktaş/İSTANBUL
Tel./Faks: (0-212) 318 18 18
www.garanti.com.tr

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

According to the Special Conditions Announcements, dated 05.04.2007 numbered 116 and dated 22.6.2007 numbered 234, it has been announced that investment opportunities are being investigated within the framework of regional expansion and discussions have been initiated with various institutions in Ukraine. Vatan Newspaper released the news regarding such discussions on April 9,2008 titled ' Ukrainian Partner Bank was not satisfied with Garanti Bank's $35 MM offer.' We hereby declare that we have done the due diligence on Partner Bank LLC's financials. Following the due diligence, we have not made an offer and we have informed them that we would not take a further step in the process. From the aspect that these talks have not reached a stage that would require a public disclosure, the article on such newspaper does not reflect the truth totally. In conformity with the Articles 8 and 10/2 of the Board's Communiqué, Serial VIII Nr. 39, we declare that we continue our search in light of our regional expansion plans in Ukraine since we have not yet met an appropriate candidate.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Yours Sincerely,

Garanti Bank

PROCESSED
MAY 06 2008
THOMSON REUTERS

08002209

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

dlw 4/30

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah.
Aytar Cad. No:2
34340 Beşiktaş/İSTANBUL
Tel./Faks: (0-212) 318 18 18
www.garanti.com.tr

April 22, 2008

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

According to the Board Resolution of the Bank dated April 22, 2008;

1- In light of the demands of the Bank's local and foreign investors concerning the cancellation of the Bank's founder share-certificates (holders of which have a right to 10% of the net profit of the Bank) to eliminate the negative impact the founder shares have over the market value of the Bank's shares, it has become necessary to cancel the founder share-certificates. In this regard, it is resolved that (i) the 370 founder share-certificates of the Bank be cancelled by purchasing at a value of YTL 3,876,307 per share (totaling YTL 1,434,233,590) in accordance with the value assessed by the Istanbul 5th Commercial Court of First Instance, (ii) the total consideration be covered from the extraordinary reserves of the Bank, (iii) the founder share-certificates be destroyed following their purchase, and (iv) the Head Office be authorized to file necessary applications with the Banking Regulation and Supervision Agency, Capital Market Board of Turkey and the other relevant official authorities in order to conclude the above-mentioned process.

2- It is resolved that the Articles 15, 16 and 45 of the Articles of Association of the Bank be amended as shown below, and the Head Office be authorized to file necessary applications with the Banking Regulation and Supervision Agency, Capital Market Board of Turkey and the other relevant official authorities in order to conclude the above-mentioned process and execute any and all operations related thereto.

CURRENT TEXT:	NEW TEXT:
Article 15- Those having signed the Articles of Association during the foundation of the Bank as Founder, those having subscribed and paid-up the initial capital have been delivered 370 founder share-certificates. In case founder share-certificates are presented for sale, the Bank shall be free to purchase these shares with the purpose of destroying them.	Article 15- Removed from the Articles of Association.
Article 16- Founder shares grant the right to benefit, from the dividend share stimulated in the Articles of Association and, in case of liquidation, to receive a certain liquidation share to be assigned by the General Assembly approving the liquidation.	Article 16- Removed from the Articles of Association.

DISTRIBUTION OF PROFIT	DISTRIBUTION OF PROFIT
Article 45- The net profit remaining after the deduction of all expenses from the revenues obtained as a result of the Bank's annual activities shall be subject to transaction in the following order. A. 5% shall be distributed to the legal reserves, B. 5% of the paid-up capital from the remaining part shall be distributed to the shareholders as first profit share (dividend), C. 5% of the remaining part shall be distributed to the extraordinary reserves, D. of the remainder after the assignment and distribution as in the items A-B-C: - 10% shall be distributed to the founder (benefit) certificates. These profit shares shall be determined according to the net profit falling on the last main capital. E. The General Assembly shall be authorized to distribute the remaining profit completely or in part to the shareholders as profit share or to assign it partly or entirely to the extraordinary reserves. F. The provision of Article 466, sub-paragraph 2, item 3 of the Turkish Commercial Law shall be reserved. The distribution as mentioned above in items C-D-E may not be realized unless the funds (equivalent) of the financial liabilities to be fulfilled by the company's juridical person and the legal reserves have been assigned.	Article 45- The net profit remaining after the deduction of all expenses from the revenues obtained as a result of the Bank's annual activities shall be subject to transaction in the following order. A. 5% shall be distributed to the legal reserves, B. 5% of the paid-up capital from the remaining part shall be distributed to the shareholders as first profit share (dividend), C. 5% of the remaining part shall be distributed to the extraordinary reserves, D. Following the assignment and distribution as in the items A-B-C: - The General Assembly shall be authorized to distribute the remaining profit completely or in part to the shareholders as profit share or to assign it partly or entirely to the extraordinary reserves. The provision of Article 466, sub-paragraph 2, item 3 of the Turkish Commercial Law shall be reserved. The distribution as mentioned above in items C and D may not be realized unless the funds (equivalent) of the financial liabilities to be fulfilled by the company's juridical person and the legal reserves have been assigned.

Regards,

Garanti ~~Bank~~

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

April 22, 2008

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah.
Aytar Cad. No:2
34340 Beşiktaş/İSTANBUL
Tel./Faks: (0-212) 318 18 18
www.garanti.com.tr

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

According to the Board Resolution of the Bank dated April 22, 2008, it is resolved that (i) the issued capital of the Bank be increased by YTL 2,100,000,000 (100%) and accordingly from YTL 2.100.000.000 to YTL 4,200,000,000 within the registered capital stock ceiling of the Bank in the amount of YTL 7,000,000,000; (ii) the current shareholders will participate in the capital increase through coupon no. 20 (which grants the right to obtain new shares), by paying a nominal value of YKr 1 per share (which has a nominal value of YKr 1); (iii) the portion of the coupons (which grants the right to obtain new shares) unused by the current shareholders be sold to the investors in the stock exchange; (iv) the Head Office be authorized to obtain any approval and permission with respect to the capital increase and conduct any and all operations in this regard.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 39., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

April 24, 2008

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah.
Aytar Cad. No:2
34340 Beşiktaş/İSTANBUL
Tel./Faks: (0-212) 318 18 18
www.garanti.com.tr

12g3-2 (b) filing number: 82-3636

Garanti has mandated a consortium of 18 international banks for the arrangement of its EUR 600 million 1 year syndicated term loan.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

END